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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-448162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREIF & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West Fifth Street, 65th Floor
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(213) 346-9250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett, Inc.
(Name – *if individual, state last, first, middle name*)

1723 Cloverfield Blvd. (Address) Santa Monica (City) California (State) 90404 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Lloyd Greif, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREIF & CO., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

PAMILA CHAND
Notary Public - California
Los Angeles County
Commission # 2237768
My Comm. Expires May 10, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

GREIF & CO.

STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2018

GUMBINER SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

GREIF & CO.

STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2018

GREIF & CO.
FINANCIAL REPORT
For the year ended December 31, 2018

TABLE OF CONTENTS

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

Report of Independent Registered Public Accounting Firm

The Board of Directors
Greif & Co.
Los Angeles, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Greif & Co. as of December 31, 2018. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company has changed its method of accounting for revenue from contracts with customers in year 2018 due to the adoption of the new revenue recognition standard. The Company adopted the new revenue recognition standard using a modified retrospective approach.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provide a reasonable basis for our opinion.

Gumbiner Savett, Inc.
We have served as the Company's auditor since 2004.

Santa Monica, California
February 28, 2019

GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

ASSETS		
Cash and cash equivalents	$	5,750,557
Investment		1,388,000
Investment banking receivables		20,434
Property and equipment, at cost, net of accumulated depreciation		19,850
Prepayments and other assets		15,165
TOTAL ASSETS	$	7,194,006

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued bonuses	$	4,196,408
Accounts payable and accrued expenses		301,978
Contract liabilities		228,750
TOTAL LIABILITIES		4,727,136
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common stock, no par value: Authorized, 100,000 shares; Outstanding, 1,000 shares		10,000
Retained earnings		2,456,870
TOTAL STOCKHOLDER'S EQUITY		2,466,870
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	7,194,006

The accompanying notes are an integral part of this statement.

Greif & Co. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company provides investment banking services to companies in the United States of America that are seeking to raise capital or to acquire or divest operations.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation:

Depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Automobiles	3 years

Leasehold improvements are amortized over the shorter of the life of the applicable lease or the life of the asset.

S corporation election:

The Company and its stockholder have elected to treat corporate taxable income as income to the stockholder. Accordingly, federal and state income taxes are liabilities of the stockholder and not of the Company, except that California levies a 1.5% tax on electing corporations.

The Company recognizes the impact of a tax position in the statement of financial condition if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. At December 31, 2018, the Company had no unrecognized tax benefits. The Company currently is not under examination by any tax authority.

(Continued)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash equivalents:

The Company considers all highly liquid temporary cash investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investment banking receivables:

Investment banking receivables are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on receivables.

Allowance for doubtful accounts:

Management reviews the allowance for doubtful accounts on a quarterly basis based on information collected from customers, the length of time receivables are past due, and historical experience. The Company provides specific reserves when losses are probable. The Company charges investment banking receivable losses against the allowance when management believes the account is uncollectible. Subsequent recoveries, if any, are credited to the allowance. There was no allowance for doubtful accounts deemed necessary at December 31, 2018.

Revenue recognition:

Investment banking revenue is recognized in the form of success fees that are earned and received upon the closing of the transaction or conclusion of the assignment. Non-refundable retainer fees related to a contract may be received in advance. Since a contract with a customer generally consists of a single performance obligation, success and retainer fees from financial advisory assignments are recognized in revenues when all services related to the underlying transaction are completed under the terms of the assignment. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The FASB issued several amendments to the standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations. The Company adopted Topic 606 in January 2018 under a modified retrospective approach and reviewed each contract that was not completed as of the date of initial application. As a result of the review and adoption of Topic 606, non-refundable retainer fees received in connection with financial advisory assignments are recognized in revenues upon completion of the underlying transaction or when the assignment is otherwise concluded. Prior to January 2018, non-refundable retainer fees were recognized in revenues in accordance with the terms of the contract.

(Continued)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (continued):

The following table summarizes the effects of adopting Topic 606 on the Company's financial statements for the year beginning January 1, 2018 as an adjustment to the opening balance.

	Balance as of December 31, 2017	Adjustment from Topic 606	Opening balance as of January 1, 2018
Liabilities:			
Contract liabilities	$ -	$ 238,250	$ 238,250
Stockholder's Equity	$ 5,129,258	$ (238,250)	$ 4,891,008

Investment:

The Company's investment consists of member units in a privately-owned company and are carried at cost. The recorded amount of the member units was $1,388,000 at December 31, 2018. See Note 6.

Long-lived assets:

The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If an impairment is indicated, the amount of the loss to be recorded is based on an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods.

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions relating to the computation for determination of reserve requirements and information relating to the possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission throughout the year ended December 31, 2018.

GREIF & CO.
NOTES TO FINANCIAL STATEMENTS (Continued)
For the year ended December 31, 2018

NOTE 2: CONCENTRATIONS

Cash and cash equivalents:

The Company maintains cash balances at two banks where amounts on deposit may exceed $250,000 throughout the year. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk on cash.

NOTE 3: PROPERTY AND EQUIPMENT

As of December 31, 2018, property and equipment consisted of the following:

Furniture and fixtures	$ 717,058
Office equipment	115,707
Automobiles	35,121
Leasehold improvements	1,046,064
	1,913,950
Accumulated depreciation	(1,894,100)
	$ 19,850

NOTE 4: COMMITMENTS

The Company leases office space in Los Angeles, California, automobiles and office equipment under non-cancelable operating leases pursuant to agreements expiring through April 2022. The office lease requires additional payments based on the operating costs of the building and provides for a five-year option to renew.

Minimum annual rental payments are as follows:

Year Ending		
2019	$	399,338
2020		400,685
2021		387,305
2022		2,905
	$	1,190,233

NOTE 5: NET CAPITAL REQUIREMENT AND OTHER REGULATIONS

As a registered broker and dealer in securities and as a member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. This rule prohibits a broker and dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in the rule. At December 31, 2018, the Company's excess net capital, as defined, was $5,180,164, which exceeded the required minimum net capital by $5,149,749.

NOTE 6: SUBSEQUENT EVENTS

On January 8, 2019, the Company paid a distribution of $6,000,000 to its stockholder.

On January 14, 2019, the Company received proceeds of $5,268,175 from the sale of its investment and recorded a gain of $3,880,175.

The Company has evaluated subsequent events through February 28, 2018, the date which the financial statement was available to be issued. Except as disclosed, there were no additional subsequent events noted that would require adjustment to or disclosure in this financial statement.

GUMBINER
SAVETT INC.
ASSURANCE • TAX • BUSINESS ADVICE

To the Board of Directors
Greif & Co.
633 West Fifth Street, 65th Floor
Los Angeles, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Greif & Co. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Greif & Co.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United Stated) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the QuickBooks general ledger and agreed the records to check stubs and bank statements noting no differences;

2. Compared the Total Revenue amount reported on the audited annual Report Form X-17A-5 for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and noted that there were no such adjustments.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 with supporting schedules and working papers, noting no differences.

5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no such overpayments.

1723 Cloverfield Boulevard
Santa Monica, California 90404
phone: 310.828.9798 • 800.989.9798
fax: 310.829.7853 • 310.453.7610
www.gscpa.com

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Gumbiner Savett Inc.

Santa Monica, California
February 28, 2019

GUMBINER
SAVETT INC.
ASSURANCE • TAX • BUSINESS ADVICE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON REVIEW OF EXEMPTION REPORT

The Board of Directors
Greif & Co.
Los Angeles, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which Greif & Co. (the "Company") (1) identified the provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Greif & Co.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Gumbiner Savett Inc.

Santa Monica, California
February 28, 2019

1723 Cloverfield Boulevard
Santa Monica, California 90404
phone: 310.828.9798 • 800.989.9798
fax: 310.829.7853 • 310.453.7610
www.gscpa.com

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GREIF & CO.
633 WEST 5th STREET
FLOOR 65
LOS ANGELES, CA 90071

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 26,656.00
B.	Less payment made with SIPC-6 filed (**exclude interest**) 8-2-18 Date Paid	(243.00)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	26,413.00
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 26,413.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of __________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/18
and ending 12-31-18

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 17770857
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	—
2d. SIPC Net Operating Revenues	$ 17770857
2e. General Assessment @ .0015	$ 26,656

(to page 1, line 2.A.)